UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2015

Or

☐    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________________ to __________________

Commission file number 1-32525

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERIPRISE FINANCIAL 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERIPRISE FINANCIAL, INC.
55 Ameriprise Financial Center
Minneapolis, MN 55474

Ameriprise Financial 401(k) Plan
 Financial Statements and Supplemental Schedule

December 31, 2015 and 2014
with Report of Independent Registered Public Accounting Firm

Ameriprise Financial 401(k) Plan
Form 11-K

Report of Independent Registered Public Accounting Firm

To the Administrator of the Ameriprise Financial 401(k) Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ameriprise Financial 401(k) Plan (the “Plan”) at December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota
June 24, 2016

Ameriprise Financial 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014

Assets
Cash	$—	$502,017
Investments at fair value:
Mutual funds	39,956,077	40,876,042
Collective investment funds	912,548,417	907,677,858
Ameriprise Financial Stock Fund	168,715,952	210,310,608
Personal Choice Retirement Account	281,942,141	274,738,783
Total investments at fair value	1,403,162,587	1,433,603,291
Fully benefit-responsive investment contracts at contract value	110,221,231	104,547,601
Receivables:
Accrued income	28,395	27,386
Due from broker	790,448	1,001,477
Employer contributions	870,586	845,960
Participant loans	32,039,074	32,031,701
Total assets	1,547,112,321	1,572,559,433

Liabilities
Due to broker	526,100	5,422,854
Accrued expenses	241,222	237,634
Total liabilities	767,322	5,660,488
Net assets available for benefits at end of year	$1,546,344,999	$1,566,898,945
See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2015	2014
Contributions:
Employer, net of forfeitures	$46,206,757	$43,376,537
Participant	87,267,680	81,565,786
Participant rollovers	9,135,565	7,231,303
Total contributions	142,610,002	132,173,626
Investment income (loss):
Interest	1,736,403	1,659,792
Dividends	8,779,856	7,907,298
Net realized/unrealized appreciation (depreciation)	(54,990,064)	102,710,020
Total investment income (loss)	(44,473,805)	112,277,110
Other income	12,956,834	378,981
Interest on participant loans	1,062,790	1,033,505
Total additions	112,155,821	245,863,222
Administrative expenses	(1,114,828)	(1,087,744)
Withdrawal payments	(131,594,939)	(113,781,004)
Net increase (decrease) in net assets available for benefits	(20,553,946)	130,994,474
Net assets available for benefits at beginning of year	1,566,898,945	1,435,904,471
Net assets available for benefits at end of year	$1,546,344,999	$1,566,898,945
See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements
December 31, 2015

1.  Description of the Plan
General
The Ameriprise Financial 401(k) Plan (the “Plan”), which became effective October 1, 2005, is a defined contribution plan. Under the terms of the Plan, certain regular full-time and part-time employees of Ameriprise Financial, Inc. and its participating subsidiaries (the “Company”) can make contributions to the Plan and are eligible to receive Company contributions beginning with the pay period in which they complete 60 days of service.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan document for more complete information.
Administration of Plan Assets
Wells Fargo Bank, N.A is the Plan’s recordkeeper and the trustee of all plan assets, with the exception of the Schwab Personal Choice Retirement Account (“PCRA”) for which Charles Schwab Trust Company is the trustee. The Plan is administered by the Ameriprise Financial Employee Benefits Administration Committee (“EBAC”). The Ameriprise Financial 401(k) Investment Committee (“KIC”) selects and monitors the investment options offered to participants under the Plan and oversees matters related to Plan investments (excluding the Ameriprise Financial Stock Fund and investments selected by participants under the PCRA). Members of the EBAC and KIC are appointed by appointing fiduciaries as specified in the Plan.
Contributions
Elective Contributions
Each pay period, eligible participants may make pretax and/or Roth 401(k) contributions (up to 80% of eligible compensation), and after-tax contributions (up to 10% of eligible compensation) or a combination of any of the three, not to exceed 80% of their eligible compensation to the Plan through payroll deductions. The Internal Revenue Code of 1986, as amended (the “Code”), imposes a limitation on participants’ pretax and Roth 401(k) contributions to plans, which are qualified under Code Section 401(k), and other specified tax favored plans. This limit per the Code was $18,000 and $17,500, for 2015 and 2014, respectively, for employees under age 50. For employees age 50 and older the limit was $24,000 and $23,000 for 2015 and 2014, respectively. The Plan complied with nondiscrimination requirements under the Code for both 2015 and 2014.
Fixed Match Contributions
The Company matches 100% of the first 5% of eligible compensation an employee contributes on a pretax and/or Roth 401(k) basis for each pay period. At the end of each year, the Company completes a fixed match true-up for qualifying participants to ensure the fixed match contribution provided by the Company is equal to the lesser of the 5% of eligible compensation or the participants’ annual deferral rate average. Participants must be employed on the last business day of the Plan year or have terminated employment due to retirement (at or after age 65), disability (as defined in the Plan) or death to receive a true-up contribution.
Limit on Contributions
For purposes of the Plan, eligible compensation is a participant’s regular cash compensation up to $265,000 and $260,000 for 2015 and 2014, respectively, before tax deductions and certain other withholdings. Eligible compensation for all employees includes performance related cash bonuses, overtime, commissions and certain other amounts in addition to regular earnings.
Rollover Contributions
A rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers into the Plan are not eligible for Company match contributions.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2015

Vesting
Participants are immediately vested in their pretax, Roth 401(k), after-tax, and rollover contributions and income and appreciation on such contributions. Company contributions are vested on a five-year graded schedule of 20% per year of service with the Company or if the participant attains age 65 as an active employee, or becomes disabled or deceased while employed. Company contributions not vested at the time of termination of employment are forfeited and can be used to pay plan expenses or future Company contributions. Forfeitures for the plan years ended December 31, 2015 and 2014 were $1,681,156 and $2,349,269, respectively.
Tax Status
As long as the Plan remains qualified and remains tax exempt, amounts invested in the Plan through participant and Company contributions and rollovers, as well as the income and appreciation on such amounts, are not subject to federal income tax until distributed to the participant. See Note 9 for additional information on the Plan's tax status.
Distributions and Withdrawals
If employment ends, participants are eligible to receive a distribution of their vested account balance. Participants (or their beneficiaries) may elect to receive their accounts as a single lump-sum distribution in cash, whole shares of common stock, mutual fund shares held under the PCRA, or a combination of cash and shares. Partial payments may be available to participants who meet certain requirements set forth in the Plan document. Termed participants can defer payments until age 70½.
Participants may be eligible to request an in-service withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code. Participants may elect to receive their withdrawal in cash, whole shares of common stock, mutual fund shares held under the PCRA, or a combination of cash and shares.
Loan Program
Participants may borrow from their fund accounts a minimum of $500 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The administrative loan origination fee of $75 per loan is paid by the participant and is deducted from the proceeds of the loan. Loan terms range up to 59 months or up to 359 months if the loan is used towards the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of the prime rate as reported in the Wall Street Journal on the first business day of the month before the date the loan is originated. Principal and interest payments are deducted automatically from the participant’s pay each period. If the participant’s service with the Company ends for any reason, the entire principal and interest of any outstanding loan is due and payable within 45 days. A loan is considered in default if payments are not received by the Plan within 90 days following the date payment is due under the note. Loans not repaid within that time frame are reported as taxable distributions.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2.  Significant Accounting Policies and Future Adoption of New Accounting Standards
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2015

Plan Fees and Expenses
Administrative expenses, which may include recordkeeping, participant servicing, legal fees, trustee fees, and investment consulting fees, among other expenses, are paid by Plan participants and recorded as incurred, unless paid by the Company. Administrative expenses also include expenses related to the PCRA and loan origination fees. The Company currently pays a portion of the administrative expenses, including fees of the auditors, legal fees and certain investment managers.
Prior to the fourth quarter of 2014, eligible administrative expenses were paid with revenue sharing payments received from certain of the Plan's investment options, which were deposited into a dedicated expense account in the Plan.
Beginning in the fourth quarter of 2014, a flat fee of $21 per quarter is charged to participant accounts with a balance of $5,000 or more (including loan balances). It is deducted proportionately from the participant's investment options on a quarterly basis. The fee is deposited in the dedicated expense account and may be used to pay eligible administrative expenses of the Plan. The flat fee replaced the revenue sharing payments. In anticipation of these changes, several investment options were changed in 2013 to share classes that do not pay revenue sharing. The only remaining revenue sharing is on certain PCRA investments, with such revenue sharing amounts deposited into the dedicated expense account that may be used to pay eligible administrative expenses.
Fees paid to investment managers are paid from the fees associated with the investment options offered by the Plan, unless paid by the Company. In addition, expenses related to the investment of the Plan funds, for example, brokerage commissions, stock transfer or other taxes and charges incurred for the purchase or sale of the funds’ investments, as opposed to administrative expenses, are generally paid by the Plan participants out of the applicable investment. Fees paid out of an investment reduce the return of that investment.
Other Income
Other income includes revenue sharing payments which are recorded when earned. Other income for the Plan year ended December 31, 2015 includes a special allocation related to a legal settlement, as described in Note 10. The amount participants received from the settlement was based on a number of factors as specified in the Class Action Settlement Agreement, including the participant's total assets in the Plan, how the participant's assets were allocated across the Plan's investment options, and the duration of the participant's assets in the Plan.
During an internal audit of the Plan, a fee discrepancy was discovered and a special allocation of positive adjustments was made to the Plan to resolve the discrepancy. The adjustment amount was calculated based on investment fund balances in affected funds from September 2010 to March 2013. Other income for the Plan year ended December 31, 2014 includes this special allocation.
Valuation of Investments and Income Recognition
Investments are reported at fair value, with the exception of fully benefit-responsive investment contracts which are reported at contract value. See Note 3, Note 5 and Note 6 for the Plan’s accounting policies related to the fully benefit-responsive investment contracts and the valuation of investments.
Purchases and sales of securities are reflected on a trade-date basis. The cost of securities sold is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest arose. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as the change in fair value of assets.
Participant Loans
Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, which is a reasonable estimate of fair value due to restrictions on the transfers of these loans. Interest income on participant loans is recorded when it is earned.
Withdrawal Payments
Withdrawal payments are recorded when paid.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2015

3. Recent Accounting Pronouncements
Adoption of New Accounting Standards
Fair Value Measurement – Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)
In May 2015, the Financial Accounting Standards Board (“FASB”) updated the accounting standards related to fair value measurement. The update applies to investments that are measured at net asset value (“NAV”). The standard eliminates the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share as a practical expedient. In addition, the update limits disclosures to investments for which the entity elected to measure the fair value using the practical expedient rather than all eligible investments. The standard is effective for interim and annual periods beginning after December 15, 2015. The standard should be applied retrospectively to all periods presented and early adoption is permitted. The Plan early adopted the standard on January 1, 2015. There was no impact of the standard to the Plan’s Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits.
Plan Accounting – Defined Contribution Pension Plans
In July 2015, the FASB updated the accounting standards related to employee benefit plan accounting. The update eliminates the requirement to (i) measure fully benefit-responsive investment contracts at fair value, (ii) disaggregate investments by nature, risks and characteristics, (iii) disclose individual investments that represent five percent or more of net assets available for benefits and (iv) disclose net appreciation or depreciation for investments by general type. The standard is effective for interim and annual periods beginning after December 15, 2015. The standard should be applied retrospectively to all periods presented and early adoption is permitted. The Plan early adopted the standard on January 1, 2015. Effective upon adoption, the Plan measures fully benefit-responsive investment contracts at contract value and removed the reconciliation of fair value to contract value on the Plan's Statement of Net Assets Available for Benefits. There were no other impacts of the standard to the Plan’s Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits.
4.  Investments
Investment Elections
A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions or transfer existing account balances on any business day the New York Stock Exchange is open. Investment funds may impose redemption restrictions.
Investment Options
A summary of investment options at December 31, 2015 is set forth below:
Mutual Funds
Wells Fargo Advantage Small Company Growth R6 is managed by Wells Fargo Funds.
Collective Investment Funds
The Collective Investment Funds include various investment options as follows: Voya Target Solution Trust Funds, Congress Mid Cap Growth,Victory Small Cap Value Collective Fund (85), Boston Partners Large Cap Value Equity CIT (Class D), Wellington Trust Large Cap Growth Portfolio Fund (Series 1), Columbia Trust Large Cap Index Fund A, Waddell & Reed International Core Equity CIT Fund (Class 2), EB US Mid Cap Opportunistic Value Equity CIT II, Columbia Trust Balanced Fund (Class I), Columbia Trust Contrarian Core Fund I 1 Class and Columbia Trust Intermediate Bond Fund A.
The Columbia Trust funds are managed by Ameriprise Trust Company and sub-advised by Columbia Management Investment Advisers, LLC, wholly-owned subsidiaries of Ameriprise Financial, Inc.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2015

Collective investment funds allow for daily redemptions but may require advance notice in certain circumstances. There were no unfunded commitments for the Collective Investment Funds at December 31, 2015 and 2014.
Ameriprise Financial Stock Fund
The Ameriprise Financial Stock Fund is an Employee Stock Ownership Plan (“ESOP”) that invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents.
Schwab Personal Choice Retirement Account
The PCRA, the Plan’s self-directed brokerage option, gives participants the freedom to choose from thousands of mutual fund products (including Columbia Funds). It also provides the ability to invest in exchange-traded funds and closed-ended mutual funds. Ameriprise Financial, Inc. was formerly a wholly owned subsidiary of American Express Company (“American Express”). On September 30, 2005, Ameriprise Financial, Inc. spun-off from American Express. As a result, American Express common stock was an investment option as specified by the plan. Employees had the option to transfer the value of the American Express common stock to another investment in the plan or transfer it to the self-directed brokerage option. American Express Company common stock may be held in the PCRA on a hold or sell basis only and, with the exception of reinvestment of dividends, new purchases are not allowed.
Income Fund
The Income Fund is a stable value separately managed account which invests primarily in various book value wrap contracts with varying maturities, sizes and yields, offered by insurance companies, banks or financial institutions, which are backed by fixed income securities issued by the U.S. government and its agencies. See Note 5 for a more comprehensive discussion of book value wrap contracts. Ameriprise Trust Company is the investment manager for the Income Fund. The Income Fund also invests in the Columbia Trust Government Money Market Fund (which invests primarily in short-term debt instruments issued by the U.S. government and its agencies), the Columbia Trust Stable Government Fund (which invests primarily in book value wrap contracts with varying maturities, sizes and yields, which are backed by a diversified pool of U.S. government and agency bonds and mortgage backed securities issued or guaranteed by the U.S. government), the Columbia Trust 2017 Declining Duration Bond Fund (which invests primarily in U.S. government and agency bonds and mortgage backed securities issued or guaranteed by the U.S. government), and the Met Life Insurance Stable Value Government Separate Account (which invests primarily in U.S. government and agency bonds and mortgage backed securities issued or guaranteed by the U.S. government). The Columbia Trust Government Money Market Fund and the Columbia Trust Stable Government Fund are included within the Collective Investment Funds financial statement caption on the Statements of Net Assets Available for Benefits. The investment objective of the Income Fund is to preserve principal and income, while maximizing current income. There is no assurance that the Income Fund will meet its objective.
5.  Book Value Wrap Contracts
Book value wrap contracts are fully benefit-responsive and comprised of both an investment and a contractual component. The investment component consists of units of collective investment funds with fixed income strategies and a pooled portfolio of actively managed fixed income securities, referred to as the Covered Assets, which may be owned by the Income Fund or in some cases the third party that underwrites the performance of the Covered Assets for the benefit of the Income Fund. The securities owned by the third party are held in a Separate Account and are not subject to the liabilities of the general account of the third party. The Covered Assets include U.S. government and agency bonds and mortgage backed securities issued or guaranteed by the U.S. government. The Income Fund enters into book value wrap contracts (the contractual component) with third parties, generally insurance companies, banks or financial institutions, to underwrite the performance of the Covered Assets from the risk of adverse interest rate movements. Under these contracts, the third party is obligated to provide sufficient funds to cover participant benefit withdrawals and certain types of investment transfers regardless of the market value of the Covered Assets. While the contracts are designed to protect the Income Fund against interest rate risk, the Income Fund is still exposed to risk if issuers of Covered Assets default on payment of interest or principal or upon the occurrence of certain events, described below, involving the Income Fund, its plan sponsor or its investment manager.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2015

Fully benefit-responsive book value wrap contracts held by a separately managed account created for a defined contribution plan are reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive book value wrap contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents the face amount of the contract plus accrued interest at the contract rate.
Certain events may limit the ability of the Income Fund to transact at contract value with the book value wrap contract issuers for participant benefit payments or investment transfers. Possible events include a transfer from the Income Fund in violation of the equity wash required by the book value wrap contracts. An equity wash restriction prohibits money from being moved directly from the Income Fund to the PCRA, without first being invested in another investment fund for 90 days. After the 90 days, the assets may be transferred from the other investment fund to the PCRA. Other possible events include participant-directed withdrawals that occur due to a plan sponsor-initiated event, such as the implementation of an early retirement program or facility closing, of which the book value wrap contract issuer has not been made aware, or a request by the trustee to terminate a contract at market value. While these events are not probable, it is possible that they could occur.
Certain events may allow the book value wrap contract issuer to terminate a book value wrap contract and settle at the market value of the Covered Assets, as opposed to contract value. These events may include the termination of the Plan or the Trust holding the Income Fund assets, the replacement of the trustee of the Income Fund without the consent of the book value wrap contract issuer, a change in the investment guidelines, administration or policies of the Income Fund that may cause a material adverse effect on the book value wrap contract issuer, a breach of the contract terms by a counterparty, a legal or regulatory event such as a ruling by a regulatory agency governing the Income Fund, its investment manager or the book value wrap contract issuer that may cause material adverse effect to a party under the book value wrap contract, or the failure of the Trust to be tax-exempt under the Internal Revenue Code.
6.  Fair Value Measurements
U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.
Valuation Hierarchy
The Plan categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Plan’s valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2	Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2015

The following tables present the balances of assets measured at fair value on a recurring basis.

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Investments
Mutual funds	$39,956,077	$—	$—	$39,956,077
Collective investment funds measured at NAV (1)	—	—	—	912,548,417
Ameriprise Financial Stock Fund	168,715,952	—	—	168,715,952
Personal Choice Retirement Account	281,942,141	—	—	281,942,141
Total investments at fair value	$490,614,170	$—	$—	$1,403,162,587

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Investments
Mutual funds	$40,876,042	$—	$—	$40,876,042
Collective investment funds measured at NAV (1)	—	—	—	907,677,858
Ameriprise Financial Stock Fund	210,310,608	—	—	210,310,608
Personal Choice Retirement Account	274,738,783	—	—	274,738,783
Total investments at fair value	$525,925,433	$—	$—	$1,433,603,291
(1) Amounts are comprised of investments measured at fair value using NAV (or its equivalent) as a practical expedient and have not been classified within the fair value hierarchy. See Note 3 for further information.
The Company recognizes transfers between levels of the fair value hierarchy as of the beginning of the plan year in which each transfer occurred. There were no transfers of assets between levels for the plan years ended December 31, 2015 and 2014.
Determination of Fair Value
The Plan uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets. The Plan’s market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets. The Plan’s income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount.
When applying either approach, the Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs.
The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.
Investments
Mutual Funds
The fair value of mutual funds is determined by the NAV which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.
Collective Investment Funds
The fair value of collective investment funds is measured at NAV as a practical expedient and represents the exit price. Collective investment funds are traded in principal-to-principal markets with little publicly released pricing information.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2015

Ameriprise Financial Stock Fund
The fair value of the assets of the Ameriprise Financial Stock Fund is determined using quoted prices in active markets for Ameriprise Financial, Inc. common shares and is classified as Level 1. Actively traded money market funds are measured at their NAV and classified as Level 1.
Personal Choice Retirement Account
Actively traded money market funds are measured at NAV and classified as Level 1. The fair value of common stock and exchange-traded funds are determined using quoted prices in active markets and are classified as Level 1. The fair value of mutual funds is determined by the NAV which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.
7.  Transaction with Parties-in-Interest
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan. Parties-in-interest include the Company and the trustees of the plan assets (Wells Fargo Bank, N.A. and Charles Schwab Trust Company). Transactions involving funds managed by the Company and trustees of plan assets are considered Party-in-interest transactions. These transactions, based on customary and reasonable rates, are not, however, considered prohibited transactions under Section 408(b) of ERISA and the regulations promulgated thereunder.
The Columbia Funds are managed by Columbia Management Investment Advisers, LLC. The Columbia Trust Collective Funds are maintained by Ameriprise Trust Company and distributed by Columbia Management Investment Distributors, Inc., member FINRA. Ameriprise Trust Company, a Minnesota-chartered trust company, serves as trustee and offers investment management and related services to these collective funds. These companies are wholly-owned subsidiaries of Ameriprise Financial, Inc.
The total fair value of Ameriprise Financial, Inc.'s common stock was $166,375,857 and $207,872,005 at December 31, 2015 and 2014, respectively. The total fair value of the investment options managed by subsidiaries of Ameriprise Financial, Inc. was $350,719,103 and $354,070,277 at December 31, 2015 and 2014, respectively. As investment manager, these subsidiaries earn annual management fees ranging from 0.11% to 0.41% of the amounts invested in the Collective Investment Funds. Fees incurred for investment management services for the Income Fund, excluding fees associated with wrap contracts which are paid by the Plan, are paid directly by the Company. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each collective investment fund. Participant loans also qualify as Party-in interest transactions and are secured by the vested balances in participant accounts.
See Note 2 for more information on Plan fees and expenses.
8.  Risks and Uncertainties
The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
9.  Income Tax Status
The Plan received a favorable determination letter from the Internal Revenue Service dated May 30, 2014 indicating that the Plan is qualified under the Code and the Trust established under the Plan is tax exempt and the Plan satisfies the requirement of Code Section 4975(e)(7) as an ESOP. The Plan has been amended after the period covered by the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan, as amended, is currently designed and operated in compliance with the applicable requirements of the Code, and therefore the Plan is intended to be qualified, the Trust tax exempt and the Plan satisfies the requirements of Code Section 4975(e)(7). There are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2015

to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan believes it is no longer subject to income tax examinations for years prior to 2011.
10.  Litigation
In October 2011, a putative class action lawsuit entitled Roger Krueger, et al. vs. Ameriprise Financial, et al. was filed in the United States District Court for the District of Minnesota against the Company, certain of its present or former employees and directors, as well as certain fiduciary committees on behalf of participants and beneficiaries of the Ameriprise Financial 401(k) Plan. The action alleged a variety of causes of action under ERISA. The Plan was not a named defendant in this action. Effective July 13, 2015, settlement of the case was approved by the Court, and the settlement amount, net of certain plaintiffs’ counsel’s legal fees and certain administrative fees, was paid to members of the class, which includes certain current and former participants who carried a positive balance in the Plan between October 1, 2005 and February 28, 2015, as provided in the Class Action Settlement Agreement.
11.  Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500.

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$1,546,344,999	$1,566,898,945
Deemed distributions of participant loans	(291,891)	(407,411)
Difference between contract value and fair value of fully benefit-responsive investment contracts	440,921	1,219,397
Net assets available for benefits per Form 5500	$1,546,494,029	$1,567,710,931

	December 31,
	2015	2014
Net increase (decrease) in net assets available for benefits per the financial statements	$(20,553,946)	$130,994,474
Change in deemed distributions of participant loans	115,520	(2,453)
Change in difference between contract value and fair value of fully benefit-responsive investment contracts	(778,476)	480,248
Net income (loss) per Form 5500	$(21,216,902)	$131,472,269
12.  Subsequent Events
The Company evaluated events or transactions that occurred after the statement of net assets available for benefits date for potential recognition or disclosure through the date the financial statements were issued. The annual fixed match true-up contribution for the 2015 plan year, which is recorded as a receivable at December 31, 2015, was posted to participant accounts on January 29, 2016.

Ameriprise Financial 401(k) Plan
SUPPLEMENTAL SCHEDULE

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2015

Name of Plan Sponsor:         Ameriprise Financial, Inc.
Employer Identification Number:         13-3180631
Three-Digit Plan Number:         001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

	Mutual Funds —
	WFA Small Company Growth	975,252	$39,956,077
	Total Mutual Funds		39,956,077

	Collective Investment Funds —
*	Columbia Trust Balanced Fund (Class I)	3,800,005	45,980,055
*	Columbia Trust Contrarian Core Fund	13,013,979	133,783,705
*	Columbia Trust Gov Money Market Fund	7,708,754	7,708,754
*	Columbia Trust Intermediate Bond Fund A	4,715,011	50,780,659
*	Columbia Trust Large Cap Index Fund A	1,382,479	96,400,279
	Congress Mid Cap Growth Fund	6,412,835	65,268,775
	EB US Mid Cap Opportunistic Value Fund II	3,350,160	32,898,567
	Boston Partners Large Cap Value Equity CIT D	3,363,757	52,272,780
	Victory Small Cap Value Collective Fund (85)	3,489,663	41,679,833
	Voya Target Solution Trust Income (Class 4)	1,401,993	17,092,232
	Voya Target Solution Trust 2020 (Class 4)	2,132,474	28,125,458
	Voya Target Solution Trust 2025 (Class 4)	3,090,155	41,958,788
	Voya Target Solution Trust 2030 (Class 4)	2,835,232	39,641,965
	Voya Target Solution Trust 2035 (Class 4)	3,025,036	43,016,299
	Voya Target Solution Trust 2040 (Class 4)	2,248,152	32,702,880
	Voya Target Solution Trust 2045 (Class 4)	1,760,552	25,940,357
	Voya Target Solution Trust 2050 (Class 4)	792,699	11,672,976
	Voya Target Solution Trust 2055 (Class 4)	471,202	6,945,348
	Voya Target Solution Trust 2060 (Class 4)	26,621	278,302
	Waddell & Reed International Core Equity CIT Fund (Class 2)	6,507,322	83,814,308
	Wellington Trust Large Cap Growth Portfolio Fund (Series 1)	6,058,390	54,586,097
	Total Collective Investment Funds		912,548,417

	Ameriprise Financial Stock Fund —
*	Wells Fargo/BlackRock Short-Term Investment Fund	2,340,095	2,340,095
*	Ameriprise Financial, Inc. Common Shares	1,563,389	166,375,857
	Total Ameriprise Financial Stock Fund		168,715,952

***	Personal Choice Retirement Account		281,942,141

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 14

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Fully benefit-responsive investment contracts —

	MetLife Insurance Stable Value Government Separate Account	159,928	16,388,190
*	Columbia Trust 2017 Declining Duration Bond Fund	1,577,700	16,155,651
	U.S. Government and agency securities:
	FEDERAL HOME LOAN BANKS 0.625% 5/30/17	870,000	865,928
	FFCB 0.403% 5/25/16	645,000	645,088
	FFCB 0.443% 3/22/18	1,725,000	1,719,632
	FHLB 1.125% 4/25/18	2,345,000	2,338,887
	FHLB 1.250% 6/8/18	2,500,000	2,498,035
	FHLMC 3.750% 3/27/19	740,000	792,289
	FNMA 0.440% 1/20/16	395,000	395,056
	FNMA 0.750% 3/14/17	3,430,000	3,421,264
	FNMA 1.625% 1/21/20	1,345,000	1,339,928
	FNMA 1.625% 11/27/18	805,000	810,859
	PRIVATE EXPT FDG CORP 1.375% 2/15/17	615,000	616,223
	U.S. TREAS NTS 1.375% 9/30/18	3,935,000	3,947,297
	U.S. TREAS NTS 2.625% 11/15/20	12,150,000	12,623,656
	U.S. TIPS 0.125% 4/15/18	2,320,000	2,382,176
	FGOLD 15YR 3.50% 8/1/25	239,634	251,146
	FGOLD 15YR 3.00% 1/1/27	338,973	349,945
	FGOLD 15YR 3.00% 2/1/27	116,441	120,211
	FGOLD 15YR 3.00% 8/1/21	9,615	9,929
	FGOLD 15YR 3.00% 9/1/26	254,748	262,968
	FGOLD 15YR 3.00% 10/1/26	11,732	12,111
	FGOLD 15YR 3.00% 10/1/26	32,364	33,409
	FGOLD 15YR 3.00% 11/1/25	9,008	9,292
	FGOLD 15YR 3.00% 11/1/26	175,425	181,091
	FGOLD 15YR 3.00% 12/1/26	490,619	506,514
	FGOLD 15YR 3.50% 1/1/21	12,861	13,446
	FGOLD 15YR 3.50% 2/1/26	509,936	533,273
	FGOLD 15YR 3.50% 6/1/26	240,668	252,285
	FGOLD 15YR 3.50% 7/1/26	163,414	171,285
	FGOLD 15YR 3.50% 7/1/26	491,014	514,598
	FGOLD 15YR 3.50% 8/1/26	203,832	213,717
	FGOLD 15YR 3.50% 9/1/26	10,972	11,499
	FGOLD 15YR 3.50% 10/1/25	253,002	265,192
	FGOLD 15YR 3.50% 11/1/25	248,759	260,735

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 15

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Fully benefit-responsive investment contracts (continued) —

FGOLD 15YR 3.50% 12/1/25	538,464	564,433
FGOLD 15YR 3.50% 12/1/25	19,851	20,808
FGOLD 15YR 5.00% 6/1/18	7,681	7,944
FGOLD 15YR 5.00% 11/1/17	6,667	6,896
FGOLD 15YR 5.50% 2/1/19	17,231	17,872
FGOLD 15YR 5.50% 10/1/18	1,471	1,474
FGOLD 15YR GIANT 3.00% 7/1/30	770,521	794,864
FGOLD 15YR GIANT 3.00% 9/1/27	62,646	64,673
FGOLD 15YR GIANT 3.00% 11/1/26	563,376	581,620
FGOLD 15YR GIANT 3.00% 12/1/26	227,973	235,351
FGOLD 15YR GIANT 3.50% 1/1/27	392,606	411,493
FGOLD 15YR GIANT 3.50% 1/1/30	492,302	515,848
FGOLD 15YR GIANT 3.50% 4/1/30	190,156	199,238
FGOLD 15YR GIANT 3.50% 6/1/29	122,054	127,715
FGOLD 15YR GIANT 3.50% 7/1/29	411,522	430,635
FGOLD 15YR GIANT 3.50% 9/1/26	120,223	126,020
FGOLD 15YR GIANT 3.50% 10/1/26	380,720	399,013
FGOLD 15YR GIANT 3.50% 11/1/25	93,492	98,000
FGOLD 15YR GIANT 3.50% 11/1/29	687,296	720,093
FGOLD 15YR GIANT 3.50% 12/1/25	7,386	7,742
FGOLD 15YR GIANT 3.50% 12/1/29	880,691	922,723
FGOLD 15YR GIANT 4.00% 5/1/25	195,106	206,053
FGOLD 15YR GIANT 4.00% 6/1/26	563,066	594,713
FGOLD 15YR GIANT 4.00% 7/1/26	230,179	243,132
FGOLD 15YR GIANT 4.00% 12/1/26	115,186	121,636
FGOLD 30YR 7.00% 4/1/32	12,012	13,540
FGOLD 30YR 7.00% 4/1/32	3,053	3,147
FHLMC 5/1 HYBRID ARM 2.234% 1/1/37	74,334	78,340
FHLMC 5/1 HYBRID ARM 2.249% 12/1/36	71,408	76,216
FHLMC 5/1 HYBRID ARM 2.614% 9/1/37	44,257	47,398
FHLMC_T-13 6.085% 9/25/29	234	233
FGOLD 15YR GIANT 3.00% 9/1/30	686,543	708,211
FGOLD 15YR GIANT 3.50% 3/1/30	85,988	90,100
FNMA 15YR 3.50% 1/1/26	101,943	106,954
FNMA 15YR 3.50% 1/1/26	13,604	14,271
FNMA 15YR 3.50% 1/1/26	139,715	146,593

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 16

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Fully benefit-responsive investment contracts (continued) —

FNMA 15YR 3.50% 2/1/26	255,353	267,968
FNMA 15YR 3.50% 3/1/26	762,342	799,816
FNMA 15YR 3.50% 9/1/26	311,601	326,967
FNMA 15YR 3.50% 10/1/25	271,305	284,652
FNMA 15YR 3.50% 10/1/25	656,940	689,197
FNMA 15YR 3.50% 10/1/25	479,472	503,050
FNMA 15YR 3.50% 10/1/25	618,673	649,074
FNMA 15YR 3.50% 11/1/25	157,211	164,943
FNMA 15YR 3.50% 12/1/25	56,841	59,635
FNMA 15YR 4.00% 5/1/25	141,622	150,192
FNMA 15YR 4.00% 6/1/25	250,225	265,367
FNMA 15YR 4.00% 8/1/18	107,047	111,595
FNMA 15YR 4.00% 9/1/24	133,643	141,292
FNMA 15YR 4.50% 2/1/25	262,522	282,953
FNMA 15YR 4.50% 3/1/23	8,158	8,432
FNMA 15YR 4.50% 5/1/24	8,422	8,922
FNMA 15YR 4.50% 10/1/24	152,811	164,106
FNMA 15YR 5.00% 1/1/19	22,437	23,232
FNMA 15YR 5.00% 2/1/24	110,167	118,263
FNMA 15YR 5.00% 5/1/23	101,255	105,850
FNMA 15YR 5.00% 5/1/23	74,981	80,428
FNMA 15YR 5.00% 6/1/23	66,155	70,609
FNMA 15YR 5.00% 8/1/20	127,099	135,178
FNMA 15YR 5.00% 11/1/18	9,471	9,807
FNMA 15YR 5.00% 11/1/23	53,922	58,136
FNMA 15YR 5.00% 12/1/18	42,768	44,542
FNMA 15YR 5.50% 2/1/18	4,708	4,829
FNMA 15YR 5.50% 3/1/18	9,765	10,026
FNMA 15YR 5.50% 7/1/18	11,979	12,254
FNMA 15YR 5.50% 7/1/18	6,463	6,652
FNMA 15YR 6.00% 2/1/20	2,778	2,812
FNMA 30YR 6.00% 11/1/28	26,511	29,600
FNMA 30YR 6.50% 4/1/32	35,691	40,789
FNMA 30YR 6.50% 4/1/32	12,769	14,593
FNMA 30YR 7.00% 7/1/28	5,939	6,005
FNMA 10/1 HYBRID ARM 1.758% 8/1/34	12,480	12,339

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 17

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Fully benefit-responsive investment contracts (continued) —

FNMA 10/1 HYBRID ARM 1.890% 3/1/34	37,537	36,654
FNMA 10/1 HYBRID ARM 1.915% 11/1/32	6,959	7,144
FNMA 10/1 HYBRID ARM 1.915% 12/1/32	41,821	44,370
FNMA 10/1 HYBRID ARM 2.047% 9/1/35	70,038	71,189
FNMA 10/1 HYBRID ARM 2.204% 10/1/34	8,914	9,401
FNMA 10/1 HYBRID ARM 2.339% 12/1/35	16,347	16,441
FNMA 10/1 HYBRID ARM 2.440% 5/1/35	54,884	57,181
FNMA 10/1 HYBRID ARM 2.577% 12/1/33	2,607	2,745
FNMA 15YR 3.00% 7/1/30	151,755	156,463
FNMA 15YR 3.50% 1/1/26	14,550	15,268
FNMA 15YR 3.50% 1/1/26	228,747	240,012
FNMA 15YR 3.50% 1/1/27	263,299	276,404
FNMA 15YR 3.50% 1/1/30	805,060	844,049
FNMA 15YR 3.50% 2/1/26	133,532	140,104
FNMA 15YR 3.50% 2/1/26	447,351	469,417
FNMA 15YR 3.50% 2/1/29	519,385	544,357
FNMA 15YR 3.50% 2/1/30	832,542	872,540
FNMA 15YR 3.50% 4/1/26	209,144	219,416
FNMA 15YR 3.50% 4/1/30	164,327	172,275
FNMA 15YR 3.50% 4/1/30	196,973	206,527
FNMA 15YR 3.50% 6/1/26	9,626	10,098
FNMA 15YR 3.50% 6/1/27	214,735	225,296
FNMA 15YR 3.50% 6/1/29	175,197	183,617
FNMA 15YR 3.50% 7/1/29	428,264	448,757
FNMA 15YR 3.50% 8/1/26	12,369	12,978
FNMA 15YR 3.50% 8/1/26	115,111	120,765
FNMA 15YR 3.50% 8/1/27	106,933	112,308
FNMA 15YR 3.50% 8/1/29	738,219	773,745
FNMA 15YR 3.50% 8/1/29	839,421	879,928
FNMA 15YR 3.50% 9/1/28	62,389	65,460
FNMA 15YR 3.50% 9/1/29	742,375	777,978
FNMA 15YR 3.50% 10/1/26	1,327,434	1,392,534
FNMA 15YR 3.50% 10/1/26	225,294	236,048
FNMA 15YR 3.50% 10/1/26	327,534	343,511
FNMA 15YR 3.50% 10/1/26	285,969	300,315
FNMA 15YR 3.50% 10/1/28	242,692	254,462

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 18

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Fully benefit-responsive investment contracts (continued) —

FNMA 15YR 3.50% 10/1/29	311,346	326,512
FNMA 15YR 3.50% 11/1/25	352,113	369,473
FNMA 15YR 3.50% 11/1/26	629,627	660,832
FNMA 15YR 3.50% 11/1/28	425,424	446,064
FNMA 15YR 3.50% 12/1/28	255,941	268,201
FNMA 15YR 4.00% 1/1/29	187,586	198,131
FNMA 15YR 4.00% 1/1/29	187,586	198,131
FNMA 15YR 4.00% 1/1/29	187,586	198,131
FNMA 15YR 4.00% 1/1/29	187,586	198,131
FNMA 15YR 4.00% 11/1/26	162,639	172,543
FNMA 15YR 4.50% 5/1/24	73,596	79,072
FNMA 5/1 HYBRID ARM 2.646% 3/1/40	176,885	187,027
FNMA 5/1 HYBRID ARM 2.695% 12/1/35	73,277	78,293
FNMA 7/1 HYBRID ARM 2.288% 1/1/36	4,520	4,731
FNMA 7/1 HYBRID ARM 2.483% 3/1/36	19,212	19,809
FNMA 7/1 HYBRID ARM 2.489% 1/1/34	33,840	35,364
FNMA MEGA 15YR REMIC-BACKED 3.50% 11/1/25	524,828	550,657
FNMA_03-W11 3.591% 6/25/33	429	449
FNMA_04-60 5.50% 4/25/34	34,148	35,786
FHLMC_3676 4.00% 7/15/24	17,371	17,441
FHLMC_3812 2.75% 9/15/18	114,311	116,295
FNMA_09-37 4.00% 3/25/24	81,949	83,855
FNMA_10-87 4.00% 2/25/24	5,538	5,544
FNMA_11-16 3.50% 3/25/26	29,730	30,460
FNMA_11-55 3.00% 7/25/25	264,612	271,313
FNMA_12-31 1.75% 10/25/22	596,922	598,829
GNMA_11-143 3.860% 3/16/33	41,215	41,352
GNMA_11-58 2.191% 10/16/33	50,169	50,218
GNMA_12-111 2.211% 4/16/47	77,336	77,468
GNMA_12-142 1.105% 5/16/37	299,612	294,475
GNMA_12-55 1.750% 8/16/33	198,276	198,907
GNMA_12-86 1.558% 4/16/40	196,053	194,658
GNMA_13-12 1.410% 10/16/42	301,053	295,036
GNMA_13-126 1.540% 4/16/38	238,490	234,249
GNMA_13-140 1.650% 2/16/38	787,337	772,849
GNMA_13-146 2.000% 8/16/40	357,036	358,519

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 19

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
Fully benefit-responsive investment contracts (continued) —

GNMA_13-17 1.558% 10/16/43	254,221	250,118
GNMA_13-2 1.600% 12/16/42	311,315	307,890
GNMA_13-30 1.500% 5/16/42	459,622	449,364
GNMA_13-32 1.900% 1/16/42	400,980	396,115
GNMA_13-33 1.061% 7/16/38	421,488	408,331
GNMA_13-35 1.618% 2/16/40	363,543	357,399
GNMA_13-40 1.511% 10/16/41	278,570	274,087
GNMA_13-45 1.450% 10/16/40	311,761	306,636
GNMA_13-52 1.150% 6/16/38	355,863	345,571
GNMA_13-73 1.350% 1/16/39	272,656	266,002
GNMA_13-78 1.624% 7/16/39	156,189	153,194
GNMA_13-179 1.800% 7/16/37	210,398	208,003
GNMA_13-194 2.250% 5/16/38	209,006	209,637
GNMA_14-103 1.742% 6/16/53	462,545	471,439
GNMA_14-47 2.250% 8/16/40	265,127	266,771
GNMA_15-109 2.528% 2/16/40	568,840	572,675
GNMA_15-21 2.600% 11/16/42	323,467	327,209
GNMA_15-5 2.500% 11/16/39	411,394	414,606
GNMA_15-78 2.918% 6/16/40	787,618	801,401
PRIVATE EXPT FDG CORP 5.45% 9/15/17	345,000	385,240

	Total fully benefit-responsive investment contracts	110,662,152

*	Loans to Participants
	Various Loans, 3.25% — 9.5% due through 2044	32,039,074
	Less: Deemed distributions	(291,891)
	Net participant loans	31,747,183

	Assets Held at End of Year per Form 5500	$1,545,571,922

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The PCRA includes Party-in-interest investment options 20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERIPRISE FINANCIAL, INC.
(Registrant)

Date:	June 24, 2016	By	/s/ Michelle Rudlong
Michelle Rudlong
Delegate
Employee Benefits Administration Committee

EXHIBIT INDEX

Exhibit        Description

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.